UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 July 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 July 2008

MEDIA RELEASE

Gen-i to focus on Australian mid-market and trans-Tasman clients

Telecom has today announced that Gen-i, its ICT services business, is strengthening its investment and focus in Australia as part of its strategy to become Australasia’s leading provider of ICT services.

Gen-i is re-shaping for profitable growth, with a focus on managed ICT services for the mid-market, particularly for clients with a trans-Tasman focus.  As a result of its strategy, Gen-i has decided not to participate in the CBA’s RFP tender process for the provision of telecommunications services across
Australia.

“Our strategy for growth in Australia means an investment in our people and capabilities, with a focus on building our core competencies,” said Chris Quin,
Chief Executive Officer for Gen-i Australasia.  “The nature of CBA’s network means it is difficult to leverage this capability for other clients in the mid-market, where we focus on building our scale and capabilities for repeatable solutions.”

“We are proud to have been the Bank’s ICT partner for the last eight years,”
said Chris Quin.  “In that time, we have delivered a number of large scale and complex projects designed to overhaul the Bank’s core telecommunications and business operations to better meet its strategic goals.  We have worked closely with the CBA team to deliver a range of benefits to the Bank, including greater commercial flexibility, cost savings and increased operational efficiency.

“We also worked with the Bank to develop its long-term strategy and roadmap for telecommunications and ICT services.”

Gen-i has been providing the Bank with the majority of its telecommunications services since 2000, with its current agreement running to the end of February
2009.  In addition to the services covered by the RFP, Gen-i also supports the
Bank in the delivery of other selected services.

Gen-i will support the Bank in transitioning services within the RFP to a new supplier.

“We’ve had a number of recent wins and contract renewals amongst trans-Tasman clients, attracted by our ability to provide a full range of ICT services seamlessly across both markets.”

Michael Harte, Chief Information Officer for CBA, said that, “While we are disappointed Gen-i is not participating in our RFP, we look forward to continuing our work together over the next few years. Gen-i will be supporting us in the transition to a new provider and continuing work on other selected services outside of the RFP.”

This decision does not impact financial guidance that Telecom has previously provided to the market.

About Gen-i
Gen-i is at the forefront of helping customers take advantage of the convergence of technology and telecommunications, and the new opportunities this makes possible.  Gen-i works alongside its 3,300 corporate, government and business customers to deliver seamless and integrated ICT solutions.  A member of the
Telecom New Zealand Group, Gen-i achieves this with the support of more than
3,000 highly skilled people in 17 locations across New Zealand and Australia.
For more information on Gen-i, visit www.gen-i.com.au or www.gen-i.co.nz

For more information, please contact:
Carmela Salisbury, Communications & Media Manager, Gen-i New Zealand
E: carmela.salisbury@gen-i.co.nz; T: +64 9 306 4616 or +62 27 489 5224

Bryan Fitzgerald, General Manager Communication, CBA
E: fitzgeb@cba.com.au; T:+61 2 93782663 or +61 414 789649
-Ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 17 July 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary